                             AUGRID OF NEVADA, INC.
                               2001 ANNUAL REPORT

In addition to historical information, this Annual Report contains forward-looking statements. These statements may contain words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," or other words indicating future results. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. The Company undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

                              FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying balance sheet of AuGRID of Nevada, Inc. (A Development Stage Company) as of December 31, 2001, as well as its accompanying consolidated balance sheets as of December 31, 2000, 1999 and 1998, and the related accompanying statements of income, retained earnings and cash flows for each of the years then ended. These financial statements are the responsibility of management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AuGRID of Nevada, Inc. (A Development Stage Company) as of December 31, 2001, 2000, 1999 and 1998 and the results of its operations and its cash flows for each of the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statement have been prepared assuming that the company will continue as a going concern. The company is a development stage company engaged in the development and marketing of Flat Panel Display. As discussed in Note 1 of the financial statements, the company's operating losses since inception and the deficit accumulated during the development stage raise substantial doubt about its ability to continue as a going concern. Management's plan concerning these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainly.

I expressly consent to the inclusion of my report in the Company's annual report to stockholders for its fiscal year ended December 31, 2001 and to the reference to my firm in such report.

/s/ Henry L. Creel Co., Inc.

March 21, 2002

                             AUGRID OF NEVADA, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                           CONSOLIDATED BALANCE SHEETS

                                   A S S E T S

                                                                                     DECEMBER 31,
                                                        1998                 1999                 2000                  2001
                                            ---------------------------------------------------------------------------------
CURRENT ASSETS

   Cash                                                $7,860              $90,579                 $922               $7,493

                                                      -------              -------            ---------              -------
     Total Current Assets                               7,860               90,579                  922                7,493

PROPERTY AND EQUIPMENT

   Machinery and Equipment                             68,080               68,080               68,080               68,080
   Furniture and Fixtures                               2,731                2,731                7,686                7,686
   Office Equipment                                    13,074               14,176               14,176               14,176

                                                      -------              -------            ---------              -------
     Total Property @ Cost                             83,885               84,987               89,942               89,942

Less:  Accumulated Depreciation
            and Amortization                           -9,418               -9,418               -9,418              -18,412

                                                      -------              -------            ---------              -------
Net Machinery and Equipment                            74,467               75,569               80,524               71,530

OTHER  ASSETS

   Licensing Agreement                                528,325              700,001            1,687,907            1,822,907

   Less Amortization                                 (105,665)            (245,665)            (583,247)            (920,828)

                                                      -------              -------            ---------              -------
   Net Licensing Agreement                            422,660              454,336            1,104,660              902,079

   Deposits Building Construction                           0                    0               21,341               21,341

     Total Other Assets                               422,660              454,336            1,126,001              923,420
                                                      -------              -------            ---------              -------

TOTAL ASSETS                                         $504,987             $620,484           $1,207,447           $1,002,443
                                                     ========             ========           ==========           ==========


The accompanying notes are an integeral part of these consolidated financial statements

                             AUGRID OF NEVADA, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                           CONSOLIDATED BALANCE SHEET

                       LIABILITIES AND SHAREHOLDERS EQUITY

                                                                                    DECEMBER 31,
                                                                               ---------------------
                                                        1998                 1999                2000                  2001
                                                  ----------------------------------------------------------------------------
CURRENT LIABILITIES

   Accounts Payable -Trade                                $4,607               $7,910             $62,336              $63,945
   Convertible Subordinated Promissory Note                    0              312,500                   0                    0
   Accounts Payable to Related Parties                                                                                 299,750
                                                          ------               ------             -------              -------
     Total Current Liabilities                             4,607              320,410              62,336              363,695
                                                          ------               ------             -------              -------

LONG -TERM DEBT

   Note Payable                                                0                    0             299,700              553,700
                                                          ------               ------             -------              -------

     Total Long-Term Debt                                      0                    0             299,700              553,700
                                                          ------               ------             -------              -------

     Total Liabilities                                     4,607              320,410             362,036              917,395
                                                          ------               ------             -------              -------

STOCKHOLDERS EQUITY

Capital Stock

Preferred Stock $ 0.001 par value
10,000,000 shares authorized and 317,500
shares issued and outstanding                                                     318                 318                  318
Common Stock - $0.001 par value
90,000,000 authorized;                                    46,629               49,889              58,268               64,365
Shares Outstanding

December 31, 1998  46,629,414 Issued
December 31, 1999  49,889,348 Issued
December  31,2000   58,268,469 Issued
December 31, 2001 64,364,720 Issued
Additional Paid in Capital.                            1,473,469            1,945,304           3,653,639            3,861,298
                                                       ---------            ---------           ---------            ---------
Retained Earnings                                     (1,019,718)          (1,695,437)         (2,866,814)          (3,840,933)
                                                     -----------          -----------         -----------          -----------

Deficit accumilated during the development Stage         500,380              300,074             845,411               85,048
                                                         -------              -------             -------               ------

TOTAL LIABILITIES AND
STOCKHOLDERS EQUITY                                     $504,987             $620,484          $1,207,447           $1,002,443
                                                        ========             ========          ==========           ==========

 The accompanying notes are an integeral part of these consolidated financial statements


                             AUGRID OF NEVADA, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                        CONSOLIDATED STATEMENTS OF INCOME


                                               MARCH 15, 1998 (INCEPTION) TO DECEMBER 31
                                               -----------------------------------------                   CUMULATIVE
                                                                                                         FOR THE PERIOD
                                        -------------------------------------------------------         MARCH 15, 1998 TO
                                                1998              1999            2000           2001    DECEMBER 31, 2001
                                                ----              ----            ----           ----    ----------------

Net Sales (Note 1)                            $    0            $    0          $    0         $    0          $    0
Interest Income                                    0                 0             524              0             524
                                             -------           -------         -------        -------         -------
     Total Revenue                                 0                 0             524              0             524

General and Administrative Expenses
   Consultants                               193,969           316,597         162,884        218,765         892,215
   Secretary Services                              0                 0          39,542          1,100          40,642
   Public Relations                           26,800             8,489         131,953        115,000         282,242
   Auto Expense                               18,199            23,274          49,205         28,061         118,739
   Insurance                                     800                 0           2,888            916           4,604
   Rent and Utilities                         24,637            25,100          19,655          3,012           5,041
   Repairs and Maintenance                     1,994             1,307           5,537          5,041           1,108
   Leased Equipment                            7,895             3,988           7,609          1,108          20,600
   Furniture Lease                             4,217            15,541           9,866              0          29,624
   Travel and Lodging                         59,107            40,838         104,260         17,871         222,076
   Legal                                      78,127            26,653          91,855          4,349         200,984
   Accounting                                      0            10,875          18,301          7,250          36,426
   Professional Fees                          20,137                 0          24,564         70,000         114,701
   Miscellaneous                               3,767            17,935          44,684          1,830          68,216
   Computer Services                           2,693            15,656          39,664            621          58,634
   Office Supplies                             6,251             6,939           8,426              0          21,616
   Office Expenses                             7,759                 0          20,496         13,485          41,740
   Postage and Delivery                        8,523             8,524           7,214          1,701          25,962
   Telephone                                  19,826            14,003          45,716         12,531          92,076
   Interest Expense                                                                           124,902         124,902
                                            --------          --------        --------       --------
     Total General and
     Administrative Expenses                (484,701)         (535,719)       (834,319)      (627,543)     (2,482,282)

Income (Loss) Before Depreciation           (484,701)         (535,719)       (833,795)      (627,543)     (2,481,758)

Depreciation                                       0                 0               0         (8,994)          8,994
Amortization                                (105,665)         (140,000)       (337,582)      (337,582)        920,829

Income (Loss) Before Taxes                  (590,366)         (675,719)     (1,171,377)      (974,119)     (3,411,581)

Provision for Income Taxes (Note 2)                0                 0               0              0               0

Net Income (Loss)                           (590,366)         (675,719)     (1,171,377)      (974,119)     (3,411,581)

Basic Net Loss Per Share                      $0.013            $0.014          $0.020         $0.015          $0.053

Shares Used In Computing Net Loss
  Per Share                              $46,629,414       $49,889,348     $58,268,469    $64,364,720     $64,364,720


 The accompanying notes are an integeral part of these consolidated financial statements

                             AUGRID OF NEVADA, INC.
                         (A DEVELOPMENT STAGE COMPANY )

                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                                                               MARCH 15, 1998 (INCEPTION) TO DECEMBER 31
                                                          -------------------------------------------------------------------------
                                                                1998                 1999                 2000                2001
                                                                ----                 ----                 ----                ----
                                                          -------------------------------------------------------------------------

Balance, at Beginning of the Year (Deficit)                 $429,352           $1,019,718           $1,695,437          $2,866,814

Add: Net Income (Loss) for the Year                         (590,366)            (675,719)          (1,171,377)           (974,119)

Balance, At End of Year                                   $1,019,718           $1,695,437           $2,866,814          $3,840,933



 The accompanying notes are an integeral part of these consolidated financial statements


                             AUGRID OF NEVADA, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                                     CUMULATIVE
                                                             MARCH 15, 1998 (INCEPTION) TO DECEMBER 31               CUMULATIVE
                                                             -----------------------------------------             FOR THE PERIOD
                                                                                                                    MARCH 15,1998
                                                        ---------------------------------------------------               TO
                                                         1998             1999            2000         2001        DECEMBER 31, 2001
                                                         ----             ----            ----         ----        ----------------
OPERATING ACTIVITIES

   Net Income (Loss)                                   $590,366         $675,719       $1,171,377     $974,119        $3,411,581

Adjustments to reconcile Net Income to
Net Cash provided by Operating Activities

   Depreciation and Amortization                        110,059          140,000          337,582      346,576           934,217

Changes in Operating Assets and Liabilities Net:

   Increase (Decrease) in Accounts Payable               (4,539)           3,303           54,426        1,659            54,849

                                                       --------         --------         --------     --------        -----------
     Net Cash Used by Operating Activities             (484,846)        (532,416)        (779,369)    (625,884)       (2,422,515)

INVESTING ACTIVITIES

   Increase in Deposits-Building Construction                 0                0          (21,341)          (0)          (21,341
   Increase in Licensing Agreement                     (263,960)        (171,676)        (987,906)    (135,000)       (1,558,542)
   Purchase of Property and Equipment                   (47,656)          (1,102)          (4,955)          (0)          (53,713)

                                                       --------         --------         --------     --------        ----------
     Net Cash Used in Investing Activities             (311,616)        (172,778)      (1,014,202)    (135,000)       (1,633,596)

FINANCING ACTIVITIES

   Proceeds from Promissory Note                              0          312,500          299,700            0           612,200
   Proceeds from Notes Payable Stockholders                   0                0                0      553,700           553,700
   Proceeds from Stock Issuance                         771,949          475,413        1,404,214      213,755         2,865,331

                                                       --------         --------         --------     --------        ----------
     Net Cash Provided by Financing Activities          771,949          787,913        1,703,914      767,455         4,031,231

Increase (Decrease) in Cash and Cash Equivalents        (24,513)          82,719          (89,657)      -6,571           -24,880

Cash and Cash Equivalents at Beginning of Year           32,373            7,860           90,579          922            32,373

                                                       --------         --------         --------     --------        ----------
Cash and Cash Equivalents at End of Year                 $7,860          $90,579             $922       $7,493            $7,493
                                                         ======          =======             ====       ======            ======

 The accompanying notes are an integeral part of these consolidated financial statements


                          NOTES TO FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2001

NOTE 1   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization

AUGRID OF NEVADA, INC., (a Development Stage Company) formed under the laws of the State of Nevada. It is a development stage company whose primary business is a technology development firm specializing in Thin Cathode Ray Tube (TCRT) technology. The company currently has no operating income and , in accordance with SFAS #7 is considered a development Company.

B. Basis of Presentation

Th financial records of the company are maintained on the accrual basis of accounting. The accompanying financial statements have been prepared on the going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business in accordance with generally accepted accounting principles.

C. Property and Equipment

All property and equipment is stated at cost. The Company provides for depreciation, using the straight line method, over the estimated useful lives of the respective assets, as follows:

                                                                         Years
                                                                         -----
          Machinery and Equipment                     $   68,080           10
          Furniture and Fixtures                           2,731           10
          Office Equipment                                14,176           10
                                                      ----------
          Total Property & Equipment                  $   84,987
                                                      ==========

Major renewals and improvements of property and equipment are capitalized, while replacements, maintenance and repairs which do not improve or extend the lives of the assets are charged against current operations.

When property and equipment is disposed of, any gain or loss is included in current operations.

D. Use of Estimates

The preparation of financial statements in conformity with general accepted accounting principles require management to make estimate and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

E. Going Concern

The company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amount and classification of liabilities which might be necessary should the company continue as a concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain successful operations. It is management's plan to begin producing sales in mid 2002.

F. Research and Development Expense

The company's policy relating to research and development and patent development cost are expensed when incurred except R&D machinery, equipment, and facilities which have alternative future uses either in R&D activities or otherwise. Machinery, equipment and facilities, which have alternate future uses should be capitalized. All expenditures in conjunction with an R&D project, including personnel cost, materials, equipment, facilities, and intangibles, for which the company has no alternative future use beyond the specific project for which the items were purchased, are expensed.

G. Revenue Recognition

The company has no current source of Revenue.

NOTE 2    LICENSING AGREEMENT

The company has an agreement with Ceravision Limited. Ceravision has developed and is developing certain technology relating to ceramic-based field emission flat screen displays and hold certain patent applications and other intellectual property rights in relation to such technology and in relation to manufacturing processes and equipment to produce and sell such displays and components for incorporation into such displays. The cost incurred in relation to this licensing agreement is capitalized. The cost is amortized over a period of 5 years.

NOTE 3    RELATED PARTY TRANSACTION

The company enter into consulting agreements with Stockholder, the company has violated its agreements by being delinquent in its payment to these Stockholders. At December 31, 2001 the company owed these related parties these amounts are $86,850, $84,400, $65,600 and $62,900 in delinquent consultant fees and cash advances. All amounts due on demand with no interest.

NOTE 4    INCOME TAXES

There was no provision for Federal Income tax during 2001 or 2000 because of an unexpired net operating loss carry forward.

                                                                Carryforward
          Year Ended                        Amount           Available to Year

          December 31, 1998              1,019,718                       2013
          December 31, 1999                675,719                       2014
          December 31, 2000              1,171,377                       2015
          December 31, 2001                974,119                       2016

The Company has a net operating loss carryforward of $3,840,933 which expires, if unused, in the years 2013 to 2016. The following is a reconciliation of the income tax benefit computed at the federal statutory rate with the provision for income taxes for the period ended 2000 and 2001.

                                                         2000          2001
                                                         ----          ----
     Income tax benefit at the statutory rate (34%)    1,171,377       974,119
     Change in valuation allowance
     State tax, net of federal benefit
     Non included items
                                                       ---------       -------

     Provision for income taxes                                0             0
                                                       =========       =======


NOTE 5    CONVERTIBLE SUBORDINATED PROMISSORY NOTE

Pursuant to the convertible subordinated promissory note and convertible debenture/note purchase agreement, the company shall incur a future obligation to pay interest at the rate of three percent (3%) per annum ( the "Initial Interest Rate") on the principal of notes outstanding during the period beginning on the date of the receipt of the proceeds and ending on the date that the principal amount of notes becomes due and payable. Interest shall accrue until the date of conversion and shall be payable in full on the conversion date.

The Voluntary Conversion by holder of notes has the right, at the holders option, at any time prior to payment in full of the principal balance of notes, to convert notes, in whole or in part, into fully paid and nonassessable share of common stock of the company. The number of shares of common stock into which notes may be converted ("Conversion Shares") shall be determined by dividing the aggregate principal amount together with all accrued interest to the date of conversion by the conversion price in effect at the time of such conversion. The initial conversion price should be equal to Fifty Cents ($0.50). The Automatic Conversion means that the entire principal amount of notes shall be automatically converted into shares of common stock at the conversion price at the time in effect immediately after the company is fully reporting with the Securities and Exchange Commission and listed and traded on OTCBB or such other national market or exchange.

The agreement with the company, the entire interest, was automatically converted to shares of the Company's Common Stock on October 17, 2000.

NOTE 6    NET LOSS PER SHARE

The Company follows the provisions of Statement of Financial Accounting Standards No. 128, earnings per share (SFAS 128)

     The following table presents the calculation.

             Net Loss                                   $     3,840,933
                                                        ---------------
         Basic:
             Weighted average share of
             Common stock outstanding                        64,364,720
                                                        ---------------

             Basic net loss per share                             (.055)

         Pro forma :

             Shares used above                               64,364,720
             Pro forma adjusted to reflect
             Weighted affect of assumed
             Conversion of preferred stock                      317,500
                                                        ---------------
             Shares used in computing pro forma
                Basic net loss per share                     64,682,220
                                                        ---------------

             Pro forma basic net loss per share                   (.055)

NOTE 7    NOTES PAYABLE TO STOCKHOLDERS

          Notes payable to stockholders, interest
          rates at 12% payable monthly Notes
          Matured on 01/28/01                                   297,700
                                                        ---------------

          Total Long Term Notes                                 297,700

          Notes Matured and converted into

          18 Month Demand notes at 10% interest                 553,700
                                                        ---------------

          Notes Payable to Stockholders-                        553,700
          Long-Term

                                PLAN OF OPERATION

GENERAL

The Company is a research and development company in the development stage. Its business objective is to exploit technologies that assist in the development of proprietary flat panel display technology. The Company has secured licensee rights to what is believed by management to be the first truly flat panel, FED (Field Emission Device), display technology. This technology incorporates a proprietary ceramic backplane that management believes will allow manufacturers to overcome pricing, power and size obstacles currently facing many other manufacturers in the flat panel display industry.

To date the Company has been engaged in securing funding, obtaining rights as a licensee to the flat panel display technology critical to the Company's business, finding and securing a management team and board of directors, developing a business plan and conducting preliminary market research. Management believes that there is a significant market for the flat panel displays that the Company will manufacture and market to the automotive industry.

Pursuant to its business plan, the Company has contracted for the manufacture of a pilot production line at a cost to the Company of $1,200,000. It is anticipated that the line will be completed and that production of flat panel displays will commence in the fourth quarter of 2003.

CASH REQUIREMENTS

The Company will have cash requirements of approximately $5,000,000 during the next twelve months. During that period, the Company will be obligated to pay an installment payment in the amount of $1,000,000 for the manufacture of its pilot production line; approximately $1,000,000 for general administrative and operating costs, including legal and accounting fees and the hiring of several additional key employees; approximately $676,800 to repay debt (plus interest in the amount of 10% on $250,000 of that amount from June 18, 2001); and the remainder to establish a manufacturing facility and fund further research and development activities. In addition, if the requisite ten production lines prototypes are delivered during the next twelve months, the Company will be obligated to pay the final $1,000,000 installment for the manufacture of the production lines, and the Company also may be obligated for the payment of minimum royalty payments under its patent license, even if the Company is not then producing products for sale.

To date, the Company's cash requirements have been met from the proceeds of private offerings of its common stock and the issuance of its debt securities. The Company has generated no revenues from operations to date. The Company expects that revenues over the next twelve months will be inadequate to meet working capital requirements, and the Company is considering a strategic combination that will provide the necessary working capital to conduct operations as planned. If the Company is unable to complete the contemplated combination, it is unlikely that it will be able to continue operations unless it can raise substantial proceeds from one or more private or public offerings of its securities. The Company has no significant cash or other material assets nor revenues to cover its operating costs to allow it to continue as a going concern during such period. The Company expects to generate sufficient revenues from operations to cover its costs beginning in 2003.

                             DESCRIPTION OF BUSINESS

GENERAL

The Company's predecessor was formed under the name Ironwood Ventures, Inc. ("Ironwood") by the filing of Articles of Incorporation with the Secretary of State of the State of Nevada on August 4, 1995. On March 2, 1998, following a change of control, the Company changed its name to AuGRID of Nevada, Inc. The Company effectively commenced operations on March 15, 1998. Its executive offices are located at 2275 East 55th Street, Cleveland, Ohio 44130, and its telephone number is 216.426.1589.

The Company has an exclusive license to use a certain thin cathode ray tube technology to manufacture and market flat panel display products for the transportation industry. Although the Company has no current manufacturing or sales operations utilizing its rights to such technology, it intends, within the next twelve months, to begin the manufacture of thin cathode ray tubes for a broad range of flat panel display product applications for the transportation industry.

INDUSTRY BACKGROUND

During the last 25 years, flat-panel displays (small, lightweight, flat instruments that display digital information, "FPD") have been undergoing technological improvements to provide a better quality image. In addition, the growth of FPD sales is being accelerated by the emerging portable electronic products market, as evidenced by the vigorous emergence of small, portable video cameras, portable video games, handheld television sets, video displays in the rear seats of vans, and personal digital assistants. As FPD sales grow, however, most customers seem to become dissatisfied with the cost, performance and availability tradeoffs inherent in the current technology used in FPDs. This dissatisfaction presents an opportunity for the products and technology the Company offers.

PRODUCTS

By employing the use of vacuum microelectronics technology, the Company's licensor in conjunction with a British Research Facility has developed a very thin device called field emission display ("FED") that provides a technological breakthrough in cathode ray tube ("CRT") monitors. These FEDs are high-resolution, full- color displays with all of the operating characteristics of a standard cathode ray tube. FEDs are solid-state vacuum displays that are based on the emission of electrons from a multiple-thin-film, micron-size, field- emission cathodes arrayed on a flat-glass substrate. Because the display is matrix addressed - row and column- patterned electrodes - the advantages of a line-at-a-time digital address is retained. As a result, the FED becomes a truly flat, low-power display with high resolution and high brightness; in addition, the patented spacer technology from the Company's licensor's British facility allows for a glass thickness of 8 mm, resulting in a FPD that will be thin, light, and scalable to larger sizes without increasing the glass thickness.

This new product will be able to provide a reliable, low-power, video-addressable color FED at a low cost. It initially will be targeted to the automotive industry, proven successful with target sales and marketing goals met. The Company will seek and negotiate additional applications, including not limited to computer monitor and on-the-wall- television applications.

Initially the Company will produce for the automobile industry, although the thin cathode ray tube ("TCRT") technology is designed to also meet the demands of other applications, including outdoor video advertising, television and computer monitors, as well as commercial, medical and military screen applications.

Management recognizes that the technology will address three basic market demands - lower cost, power efficiency and performance level. The Company's goal is to become a broad-based provider of display screens and monitors. However, the Company does not yet manufacture any products employing this technology.

COMPETITION

Competition for the Company's products will come from active matrix liquid-crystal displays, plasma displays and electro-luminescent panels. However, these products are hindered by the limitations of their underlying technologies. For example, the user usually has to experiment to find the optimal angle to view one of these screens; if there is direct sunlight, the screen becomes difficult to view. These technologies become expensive when producing full-color and high-image refreshment rates-not a problem when most FPDs did not require those features. With the demands now being made on mobile communications, however, wireless and video industries are at decision points; these industries' future will be determined by their ability to develop and provide a product that is currently not available, and to do it economically. Management believes the Company can efficiently manufacture FPDs with enhanced color and video rates without the significant power, thickness and cost penalties generally attributed to liquid crystal displays with comparable features. Management is confident that the Company's licensed TCRT/FED technology is better than the current alternatives and that the Company will be able to provide the hardware to support the demand for such technology.

The Company's exclusive licensing agreement denotes what is believed to be the first truly operational, scalable and replicable FPD technology. In addition, management believes the uniqueness of the proprietary technology resides with the incorporation of a proprietary ceramic backplane. This uniqueness will permit the Company to hurdle pricing, power and size obstacles that currently face all other manufacturers in the FPD industry.

RESEARCH AND DEVELOPMENT

The Company spent approximately $1,350,000 in 2000 and $100,000 in 2001 for research and development costs, an aggregate of approximately $1,450,000 for the last two fiscal years. Although the Company currently is producing no FPD products and has no customers for such products, it expects that these costs ultimately will be recovered in the prices it charges for its FPD products.

Of the amount spent in 2000, $1,000,000 was paid to CeraVision Limited as a part of a $3,000,000 fee for its services in developing certain flat panel display prototypes and building manufacturing lines for the purpose of producing such displays. The second $1,000,000 installment of the fee is due on demand, but CeraVision Limited is withholding demand while the Company is exploring a strategic business combination. The final $1,000,000 installment of the fee will not be due until the Company receives the last of ten (10) prototype production lines complying with certain specifications. The remaining $350,000 amount in 2000 and the $100,000 amount in 2001 were paid to CeraVision Limited for other FPD research and development services not covered by the $3,000,000 fee.

PATENT LICENSE; ROYALTIES

The Company has obtained an exclusive patent license from CeraVision Limited to use certain ceramic-based field emission flat panel display technologies to manufacture and market products for the transportation industry. Pursuant to the terms of the license, the Company will be required to pay royalties to its licensor.

These royalties are based upon production. On July 1, 2001, the Company became subject to a minimum quarterly royalty payment in the amount of $500,000, irrespective of production, for the fiscal quarter ended September 30, 2001. Although the first payment was due on October 7, 2001, the licensor has deferred the Company's obligation to make any royalty payments, while the Company pursues a strategic business combination.

MARKETING STRATEGIES

Advertising

The Company's goal over the next two years is to create enough visibility to support its product line in the domestic automobile industries as well as foreign markets. To accomplish this, the Company will advertise in various trade publications and business magazines, keeping track of the results to maximize the return of its advertising expenses and attend trade shows in America and abroad.

Sales

Initially the Company plans to sell directly to 1st and 2nd tier original equipment manufacturers. Management also has identified several large retail buying associations, such as NATM Buying Corporation and MARTA Cooperative of America. Each buying association represents a substantial number of large electronic appliance retailers that may be interested in acquiring flat-panel screens in large quantities for regional distribution among buying group members.

Goals

The worldwide display market is currently $40 billion per year, and it is projected to be over $60 billion by 2005; the FPD market is approximately $9.5 billion and estimated to be $35 billion by 2005. Management believes its FPD will have the potential to displace other display technologies because of its cost effectiveness, efficiency and overall advanced product.

Management also anticipates developing strong ties with major computer manufacturers, such as Dell, Gateway, Phillips in Europe and IBM in America. Although these relationships are not currently solidified, the Company's goal within the next three years is to become synonymous with leading-edge technology in the laptop and desk-mounted computer monitor market and the evolving television industry, such as wall-mounted digital televisions. The Company is committed to the production of superior display technology products that are exclusively designed to change the way people see things. Through world-class practices and a persistent commitment to excellence, the Company hopes to be the best in every market it elects to serves.

REGULATION

Existing or probable governmental regulations have not had (and are not expected to have) any material impact on the Company's operations, and the costs and effects of compliance with federal, state and local environmental laws are minimal.

EMPLOYEES

The Company has four full-time employees and no part-time employees. The Company's management team currently is comprised of two persons, a Chief Executive Officer and a Secretary/Treasurer. However, through consultation with advisors and board members, management has identified key personnel who may be available to fill management positions, as soon as the Company has the funds to compensate them. These include a Chief Operations Officer, a Chief Financial Officer, an Executive Vice President, a Controller and a Vice President of Manufacturing and a Vice President of Sales and Marketing. The Company also intends to hire experienced high-tech sales personnel.

                        EXECUTIVE OFFICERS AND DIRECTORS

The nominees, each to serve as a director of the Company, and the age and positions of each with the Company, as of April 10, 2002, are as follows:


NAME                            AGE               POSITION

M. J. Shaheed                    35                Director; Chairman; President and
                                                   Chief Executive Officer of the Company

Mary F. Sloat-Horoszko           35                Director; Secretary/Treasurer of the Company

Earle B. Higgins                 54                Director

Essa Mashni                      36                Director

Cecil Weatherspoon               54                Director


BUSINESS EXPERIENCE

M. J. SHAHEED has served as President, Chief Executive Officer and Chairman of the Board of Directors of the Company since March, 1998. A native of Cleveland, Ohio, he attended Cleveland State University from 1986 to 1988, majoring in Physics and Computer Science. From 1986 through 1987, Mr. Shaheed assisted in the general instruction of math and science to children at the elementary level
- specializing in teaching handicapped and children with severe behavioral problems. From 1987 to 1990, he was a manager with the National Theatre Corporation in Cleveland Heights, Ohio, with overall management responsibility for customer relations, inventory, promotions, marketing and accounting. From 1990 to 1993, Mr. Shaheed was a systems engineer for Integrated Business Solutions located in Lyndhurst, Ohio. He was responsible for the construction of complete computer hardware systems, specifications, BIOS, cache and reconfiguring computer operational systems. He also worked on program that assisted the Dean of the Artificial Intelligence Department at Case Western Reserve, and he assisted as a Holistic Programming expert, analyst and overall troubleshooter relating to maximum and minimum system capacity. Since the founding of the Company, Mr. Shaheed has headed the research and development of flat panel technologies at the Company in accordance with the United States Government Flat Panel Display Initiative; and he has provided clients with systems engineering, CAD electronic circuit design work for high and low temperature ceramic tape, thermal analysis for 100% superconductive material, construction of complete complex computer systems and specifications, BIOS, cache, systems analysis and overall trouble shooting. From 1994 to March 1998, Mr. Shaheed's focus and dedication were directed solely to acquiring a viable flat screen technology to be implemented in the United States in the areas of auto, military and consumer electronics. During that period, he worked with CeraVision, Ltd., in research and development and the formulation and identification of flat panel technology market- specific applications in the United States.

MARY F. SLOAT-HOROSZKO has served as Secretary/Treasurer and a director of the Company since February, 1997. A graduate of Ohio State University, she holds a Bachelor of Arts Journalism degree with specialization in Broadcast Communication and Marketing. From 1992 to 1994, Mrs. Sloat-Horoszko was a Producer and On-Air Coordinator for Cleveland, Ohio based WWWE-Newsradio. During this time, her responsibilities were Guest/Topic development and coordination; marketing and program/station promotional development and corporate and community events. From 1994 to late 1996, she served as Director of Marketing, responsible for product development, marketing, advertising and community and fund-raising events for Illinois Insurance Brokerage Services, Chicago, Illinois. From late 1996 to mid-1997, Ms. Sloat-Horoszko served as Director of Marketing and Sales for RAE Enterprises of Chagrin Falls, Ohio, where she was responsible for corporate sales, marketing, assessments, program development and facilitation. Clients included General Motors, IBM, UAW/Ford and Rubbermaid. Since joining the Company in mid-1997, Ms. Sloat-Horoszko has managed the day-to-day office operations of the Company and has assisted in planning product lines and identifying target markets.

EARLE B. HIGGINS, a director of the Company since January 2001, has served as Vice President of Sales and Marketing for Active Transportation Company since 1999. Active Transportation Company is major supplier of transport services for several U.S. and import automobile manufacturers. Prior to1999, he was Manager of Special Supplier Relations for DaimlerChrysler Corporation. During his 27-year career at DaimlerChrysler Corporation, which he began as a production assembler, Mr. Higgins gained broad experience with the automaker in key areas, including management of scheduling and forecasting, sales distribution, traffic and labor relations outbound traffic, shipping and receiving. Mr. Higgins, a one-time professional basketball player with the Indiana Pacers, remains steadfast in a commitment to young athletes. In 1986 he formed Athletes Learning Educational Resources Training, A.L.E.R.T. This nonprofit organization provides quality tutoring and counseling at no cost to help students improve their overall academic and social skills. He has been inducted into Eastern Michigan University's Basketball Hall of Fame, and has received numerous tributes and awards of recognition for his extensive participation in community service activities.

ESSA MASHNI, a director since of the Company since February, 1999, is a graduate of Wayne State College of Pharmacy with a degree in Pharmacy. He has served as Chief Pharmacist of Arbor Drugs since 1996. Mr. Mashni is a member of the American Pharmaceutical Association, the Michigan Pharmacy Association, the American Ramallah Federation and St. Mary's Antiochian Orthodox Church and an active participant in Ramallah Boys Club.

CECIL WEATHERSPOON, a director of the Company since June 2001, is a graduate of Bowling Green State University with a Bachelors degree in Business and a Masters degree in Management Organizational Development (MOD). Since 1993, Mr. Weatherspoon has served as President and Chief Executive Officer of Flex-Tech Professional Services, Ltd., a professional services company with annual sales revenues of approximately $8,000,000. For 24 years, he was an employee of General Motors Corporation, progressing from an hourly rate stock handler position to a Divisional Director. Significant positions held by Mr. Weatherspoon include Plant Manager, Division Director of Industrial Relations, Division Director of Salaried Personnel and Executive Engineering Administrator
- Anti-lock Brake System (ABS).

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Although shares of Common Stock sometimes trade on the OTCBB under the symbol "AGNV," there is no active public trading market for such shares. Shares of Common Stock have traded on the OTCBB since October 17, 2000, and during that time the per share price has widely ranged from $0.01 to $0.18. The table below sets forth the high and low bid prices for each completed fiscal quarter since October 17, 2000. In addition, some shares were sold in private transactions at a purchase price of $0.50 per share prior to the date the Company's shares traded on the OTCBB, and the Company's outstanding Convertible Subordinated Debentures were converted to shares at a conversion price of $0.50 per share immediately after trading on the OTCCB commenced, pursuant to a mandatory conversion provision of the Company's agreement with debenture holders.


FISCAL QUARTER ENDED                 High Bid Price   Low Bid Price
---------------------------          --------------   -------------
March 31, 2002                            $0.0240        $0.0100
December 31, 2001                         $0.1000        $0.0020
September 30, 2001                        $0.1000        $0.0080
June 30, 2001                             $0.1800        $0.0400
March 31, 2001                            $0.0200        $0.0200
December 31, 2000                         $0.0400        $0.0375


The quotations set forth in the table above reflect inter-dealer prices, without retail mark-up, mark-down or commission, and such prices may not represent actual transactions.

As of April 10, 2002, there were outstanding 64,364,720 shares of Common Stock held of record by 676 persons. The Company has not paid any dividends on its common stock during the last two fiscal years, and, although it has no plan to pay dividends on such stock at any time in the foreseeable future, there are no restrictions that limit its ability to pay dividends.

                                                        M. J. Shaheed
                                                        Chairman
                                                        April 10, 2002





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